FBS Global Limited

74 Tagore Lane, #02-00

Sindo Industrial Estate

Singapore 787498

January 30, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Thomas Jones

Re:	FBS Global Limited
Draft Registration Statement on Form F-1
Submitted December 5, 2022
CIK No. 0001938534

Ladies and Gentlemen:

By letter dated December 19, 2022, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided FBS Global Limited (the “Company”) with comments on the Company’s draft Registration Statement on Form F-1, described above.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Offering Statement.

Concurrently herewith, the Company is publicly filing a Registration Statement on Form F-1.

Amendment No. 3 to Draft Registration Statement submitted December 5, 2022

Summary Compensation Table, page 93

1.	We note your response to prior comment 2. Please tell us how you determined the salary amounts for Mr. Chew and Mr. Ang that are disclosed in the table on page 93 in view of the monthly salaries disclosed in the Employment Agreements section on page 93.

We have revised the disclosure on page 93, as requested.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Thomas Jones

Related Party Transactions, page 95

2.	We note your revisions in response to prior comment 3. Please update the disclosure as of the most recent practicable date. Currently, your disclosure is as of June 30, 2022.

We have revised the disclosure, as requested.

Consolidated Financial Statements, page F-1

3.	Please update the financial statements and related disclosures included in the registration statement in accordance with the guidance outlined in Item 8.A.5 to Form 20-F to include at least the six month period ended June 30, 2022.

We have updated the financial statements and related disclosures, as requested.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

FBS Global Limited

/s/ Kelvin Ang
By:	Kelvin Ang
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood